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For more information contact JANA Partners LLC at (212) 692-7696

              JANA PARTNERS LLC ANNOUNCES INTENTION TO VOTE AGAINST
                HOUSTON EXPLORATION'S BOARD AND ENCOURAGES OTHER
                            SHAREHOLDERS TO JOIN THEM

     NEW YORK, NEW YORK - APRIL 24, 2006 - JANA Partners LLC ("JANA"), following up on its public call for the Board of Directors of The Houston Exploration Company ("Houston Exploration" or the "Company") (NYSE - THX) to immediately take steps to maximize shareholder value, announced today that it intended to withhold its vote for the Company's directors at the Company's annual meeting of shareholders, to be held on Friday, April 28, 2006, and encouraged other shareholders to do the same. JANA is a $5 billion hedge fund with offices in New York and San Francisco and is the beneficial owner of approximately 9% of the outstanding shares of Houston Exploration.

     "This week's annual meeting offers the chance to put directors on notice that shareholders are keenly focused on the Board's next steps and to warn them of the consequences of squandering the opportunity they presently have to deliver the highest possible returns to their shareholders," stated JANA Managing Partner Barry Rosenstein today in an open letter to the Company's shareholders.

     Mr. Rosenstein encouraged Houston Exploration shareholders to send this message to the Board by selecting the "WITHHOLD ALL NOMINEES" option in the "Directors" section of the paper or electronic proxy card delivered to shareholders by the Company in connection with this week's annual meeting or to make such elections by telephone. He also noted that proxies would need to be returned prior to the Friday, April 28, 2006 meeting date and that all shareholders of record as of March 9, 2006 were eligible to vote, and further pointed out that shareholders who have already voted could change their vote simply by submitting a new proxy prior to Friday's meeting.

     On April 10, 2006, the Company announced the sale of certain Gulf of Mexico offshore assets for $590 million, and has indicated that it may use much of the proceeds to pursue new acquisitions and repay debt. In a letter sent last week to the Board, Mr. Rosenstein described such actions as far less beneficial to shareholders than using these proceeds plus additional leverage to undertake a substantial share repurchase, and added that new acquisitions would likely destroy value given the execution risk associated with them and the Company's history of underperformance. Mr. Rosenstein noted today that following last week's letter he had received a cursory response from the Board which he compared to a "form letter" and which reiterated the Board's intention to repurchase only $200 million of stock.

     "The Board's response to our analysis on how best to maximize value however has been unsatisfactory in every way and evidences a shocking disregard for the pursuit of shareholder value," Mr. Rosenstein said in today's letter. "Rather than committing to


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seeking the highest possible return for  shareholders,  the Board appears intent on following a plan which we believe is certain to deliver lower returns for shareholders than a significant share repurchase. Furthermore, the members of the Board appear to feel no obligation to make any real attempt to offer a coherent explanation for their unwillingness to deviate from this course."

     "The Board has a fiduciary duty to its shareholders do to more than mouth empty phrases and platitudes as they proceed blindly with plans which are all but guaranteed to squander shareholder assets," he continued. "However, the Board appears to feel that because the issue regarding the use of the Gulf of Mexico proceeds has arisen shortly before the annual meeting, at which they are running unopposed, they are free to pay lip service to demands that they pursue value maximization."

     Mr. Rosenstein also noted that Houston Exploration's bylaws require a shareholder seeking to nominate new directors to notify the Company almost six months in advance of this year's meeting, a requirement which he called "clearly at odds with any reasonable notion of good corporate governance". In a situation such as the present one he noted, where the announcement of the Gulf of Mexico sale occurred well after the passage of this deadline, the Board effectively had the ability to take actions clearly contrary to shareholder interests without challenge from shareholders until the following year's meeting.

     "For these reasons, we are encouraging all Houston Exploration shareholders to send a message to the Board that they must not squander the proceeds of the Gulf of Mexico sale, assets which belong to the shareholders, on value-destroying acquisitions, and that they must instead put this money to work for shareholders through a significant share repurchase," Mr. Rosenstein concluded. "While the current Board faces no opposition this year and thus will undoubtedly be re-elected, choosing to withhold your vote for all directors at this week's annual meeting will tell them that while their seats may be safe for this year, shareholders are watching them closely and demand results."

BACKGROUND

JANA Partners LLC, a Delaware limited liability company, holds the Company's common stock in various accounts under its management and control.

                                       ***


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            ATTACHMENT: FULL TEXT OF APRIL 24, 2006 LETTER FROM JANA
                PARTNERS LLC TO ALL SHAREHOLDERS OF THE HOUSTON
                               EXPLORATION COMPANY

                AN OPEN LETTER TO THE SHAREHOLDERS OF THE HOUSTON
                   EXPLORATION COMPANY FROM JANA PARTNERS LLC

April 24, 2006


Ladies & Gentlemen,

     We are contacting you because we believe the time has come to deliver a message to the Board of Directors (the "Board") of The Houston Exploration Company ("Houston Exploration" or the "Company") that they must reverse the Company's history of underperformance and immediately embark on a clear path to maximizing value for shareholders. This week's annual meeting offers the chance to put directors on notice that shareholders are keenly focused on the Board's next steps and to warn them of the consequences of squandering the opportunity they presently have to deliver the highest possible returns to their shareholders.

     As you may know, last week we called upon the Board to use the available proceeds of the recent $590 million Gulf of Mexico asset sale and the Company's underleveraged balance sheet to repurchase a significant amount of the Company's currently undervalued stock. Assuming the Company uses these sale proceeds together with additional leverage to repurchase approximately 11 million of its shares, we believe it could increase 2007 EPS by over 40%. As we outlined last week in our letter to the Board, given the Company's woeful performance in comparison to its peers, it is all the more apparent that the Board must seize this opportunity immediately for shareholders.

     The Board's response to our analysis on how best to maximize value however has been unsatisfactory in every way and evidences a shocking disregard for the pursuit of shareholder value. Rather than committing to seeking the highest possible return for shareholders, the Board appears intent on following a plan which we believe is certain to deliver lower returns for shareholders than a significant share repurchase. Furthermore, the members of the Board appear to feel no obligation to make any real attempt to offer a coherent explanation for their unwillingness to deviate from this course.

     -- IF YOU WISH TO SEND A MESSAGE TO THE BOARD THAT THEY MUST TAKE IMMEDIATE STEPS TO DELIVER MAXIMUM VALUE, SELECT THE "WITHHOLD ALL NOMINEES" OPTION CORRESPONDING TO "DIRECTORS" ON THE PROXY CARD PROVIDED TO YOU BY THE COMPANY OR ON THE APPLICABLE PROXY VOTING WEBSITE, OR IF YOU ARE VOTING BY TELEPHONE SELECT SUCH OPTION WHEN PROMPTED.

     PROXIES MUST BE SUBMITTED PRIOR TO THE COMPANY'S ANNUAL MEETING, WHICH IS SCHEDULED TO BE HELD ON FRIDAY, APRIL 28, 2006. SHAREHOLDERS SHOULD THEREFORE


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SUBMIT THEIR PROXIES AS SOON AS POSSIBLE.  EVEN IF YOU HAVE ALREADY  VOTED,  YOU
CAN CHANGE YOUR VOTE AT ANY TIME PRIOR TO THE ANNUAL MEETING SIMPLY BY SUBMITTING A NEW PROXY WITH YOUR NEW ELECTIONS. ONLY SHAREHOLDERS OF RECORD AS OF MARCH 9, 2006 MAY VOTE AT THIS YEAR'S ANNUAL MEETING. SHAREHOLDERS SHOULD CONTACT THEIR BROKERS WITH ANY QUESTIONS. --

     In response to our call last week for a significant share repurchase, which followed previous discussions with the Company in which we explained the benefits of doing so, we received from the Board what looked like a form letter making a vague reference to exploring the issue and thanking JANA for its "interest in our company" (an interesting choice of words considering that the Board members own less than one-half of a percent of the Company's shares). The Board in its letter then reiterated the Company's intention to repurchase only $200 million of its shares, rather than putting all of the available Gulf of Mexico sale proceeds into the share repurchase, and have said they will use the remainder for other uses including acquisitions and debt repayment. It appears that about as much thought and effort was put into this response as went into the Board's earlier responses when presented with our analysis, which is to say almost none.

     We say this because the Board has offered nothing in the way of quantitative analysis or even rational qualitative analysis to justify its announced intentions. Rather than attempting to demonstrate that their plans offer the most value for shareholders, the Board's methodology in arriving at a $200 million repurchase amount appears to have been limited to selecting a nice, round number. No effort has been made to prove to shareholders that the Board has carefully considered its options and is making the best possible use of the Company's assets. As we have said, it appears quite clear in fact that such an analysis would show that the opposite is true.

     First, we believe the evidence is indisputable that there are no acquisitions the Company can pursue that will be nearly as accretive as a substantial share repurchase. Even the simplest analysis demonstrates that the Company is highly unlikely to find acquisitions at multiples lower than those at which its stock is currently valued. Even if it were to do so, significant execution risk for onshore acquisitions is likely to further diminish the returns such acquisitions might deliver. We note again that we have fully accounted for the potential tax benefits associated with using the sale proceeds to purchase new assets in coming to this conclusion.

     Second, the Board has offered no compelling justification for using any of the proceeds of the Gulf of Mexico sale to repay debt rather than to help fund a significant share repurchase. Nor have they offered a satisfactory explanation for why they refuse to increase leverage to provide the remainder of the funding for such a share repurchase, despite clear evidence that doing so would greatly benefit shareholders while leaving the Company with a more efficient capital structure. Their sole justification, which is maintaining the Company's current high debt rating, does almost nothing to improve shareholder returns, whereas using the strength of the Company's balance sheet to repurchase additional shares will deliver substantial value. To the extent that the Company's agreements with its creditors place restraints on their ability to undertake



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such actions,  the Company should open  negotiations with such lenders to permit them, as is quite common in such situations, or if necessary to refinance such obligations.

     The Board has a fiduciary duty to its shareholders do to more than mouth empty phrases and platitudes as they proceed blindly with plans which are all but guaranteed to squander shareholder assets. However, the Board appears to feel that because the issue regarding the use of the Gulf of Mexico proceeds has arisen shortly before the annual meeting, at which they are running unopposed, they are free to pay lip service to demands that they pursue value maximization.

     We also note that Houston Exploration's bylaws have been crafted to provide the Board an extraordinary amount of cover from shareholder demands. A shareholder seeking to nominate new directors would have to have notified the Company almost SIX MONTHS in advance of this year's meeting (a length which is at the far extreme of the range for such periods and is clearly at odds with any reasonable notion of good corporate governance). In other words, the Board essentially gives itself a pass for almost a year and a half, knowing that shareholders wishing to seek new representation as result of the Board's actions must do so almost six months before the annual meeting or wait up to almost 18 months for the next meeting. This egregiously early deadline is what makes it possible for the Board to announce that it intends to pursue a course of action that it appears to have done no legitimate analysis regarding and which we believe will create far less value for shareholders than a significant share repurchase, yet remain immune to shareholder challenge at the next annual meeting.

     For these reasons, we are encouraging all shareholders to send a message to the Board that they must not squander the proceeds of the Gulf of Mexico sale, assets which belong to the shareholders, on value-destroying acquisitions, and that they must instead put this money to work for shareholders through a significant share repurchase.

     While the Board faces no opposition this year and thus will undoubtedly be re-elected, choosing to withhold your vote for all directors at this week's annual meeting will tell them that while their seats may be safe for this year, shareholders are watching them closely and demand results. No board can hide from its shareholders forever, and we encourage you to take this opportunity to serve clear notice to the Board that you will not hesitate to hold them accountable, even if such accountability is deferred until next year, should they fail to immediately pursue maximum value for all shareholders.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein
JANA Partners LLC
Managing Partner